Exhibit 99.1

October 22, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Amendment to Immediate Report regarding Private Placements in Israel that are not Material Private Placements

Further to the immediate report regarding the private placement to Norstar Holdings Inc. (“Norstar”) that was not deemed material (“Original Immediate Report”)1, the Company wishes to report that the private placement to Norstar was approved in advance pursuant to Amendment 1(5) of the Israeli Companies Regulations (“Relief for Transactions with Interested Parties”), 2000 (collectively, the “Relief Regulations”) and that the Original Immediate Report did not note this nor did it refer to Regulation 1(c) of the Relief Regulations.

In light of the aforementioned, it is hereby further clarified that according to Regulation 1(C)(A) of the Relief Regulations, the exemption from the requirement for shareholder approval of the private placement to Norstar will not be valid in the event that one shareholder or more, holding in the aggregate one percent or more of the share capital or voting rights of the Company, opposes the exemption, provided that such opposition is sent to the Company in writing no later than fourteen days from the date of this report. In the event such opposition is registered pursuant to Regulation 1(C)(B), the private placement to Norstar will be subject to shareholder approval as required under Section 275 of the Israeli Companies Law.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	See Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission on September 29, 2014.